VIA EDGAR

October 4, 2011

Ms Stephanie L. Hunsaker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	ORIX Corporation Form 20-F for the Fiscal Year Ended March 31, 2011

File No. 001-14856

Dear Ms Hunsaker:

ORIX Corporation (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 22, 2011 (the “Comment Letter”) regarding the Company’s annual report of Form 20-F for the fiscal year ended March 31, 2011.

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s independent accountants and its U.S. legal counsel. However, in order to fully address certain of the comments, the Company believes that it will require additional time to consider and respond to the Staff’s questions.

Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about October 14, 2011.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact Ms Yoshiko Fujii of ORIX Corporation in Tokyo (Tel: +81-3-5419-5042; FAX: +81-3-5419-5901) with any concerns you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Sincerely yours,

/s/ Haruyuki Urata
Haruyuki Urata
Chief Financial Officer, ORIX Corporation

cc:	Yoshiko Fujii

ORIX Corporation

TEL: +81-3-5419-5042 / FAX: +81-3-5419-5901

E-mail: yoshiko_fujii@orix.co.jp

Tetsuzo Hamajima

KPMG AZSA & Co.

TEL: +81-3-3548-5101 / FAX: +81-3-3548-5109

E-mail: tetsuzo.hamajima@jp.kpmg.com

Theodore A. Paradise, Esq.

Davis Polk & Wardwell LLP, Tokyo Office

TEL: +81-3-5561-4430 / FAX: +81-3-5561-4425

E-mail: paradise@dpw.com

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